(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	March 31, 2008

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sally Samuels

RE:	Variable Insurance Products Fund IV:
Mid Cap Independence Portfolio
CIK: 0000720318
Request for Withdrawal of Amendment to Registration Statement on Form N-1A
File Nos. (002-84130) and (811-03759)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Variable Insurance Products Fund IV (the "Trust") hereby requests the withdrawal of Post-Effective Amendment No. 90 and Post-Effective Amendment No. 92 under the Securities Act to the Trust's registration statement on Form N-1A.

Post-Effective Amendment No. 90 to the registration statement was duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on December 18, 2007 (Accession No. 0000720318-07-000041) and was filed to add a new series to the Trust, Mid Cap Independence Portfolio (the "Fund").

Post-Effective Amendment No. 92 to the registration statement was duly submitted via EDGAR and accepted by the SEC on February 29, 2008 (Accession No. 0000720318-08-000007) and was filed to delay the effectiveness of Post-Effective Amendment No. 90 until April 1, 2008.

The Trust has not offered, and does not currently intend to offer in the near future, shares of the Fund. If and when the Trust decides to offer shares of the Fund, it will file another post-effective amendment to its registration statement.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Eric D. Roiter
Eric D. Roiter
Secretary